SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)

Lazare Kaplan International Inc.

 (Name of Company)

Common Stock, par value $1.00 per share

 (Title of Class of Securities)

521078-10-5

(CUSIP Number)

William H. Moryto, Vice President and Chief Financial Officer
Lazare Kaplan International Inc.
19 West 44th Street
New York, New York 10036
(212) 857-7672

With a copy to

Warshaw Burstein Cohen Schlesinger & Kuh, LLP
555 Fifth Avenue
New York, New York 10017
Attn: Frederick R. Cummings, Jr., Esq.
(212) 984-7700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 28, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Maurice Tempelsman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds:

PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States
	7	Sole Voting Power
Number of		1,533,677
Shares Bene-	8	Shared Voting Power
nicially Owned		0
By Each	9	Sole Dispositive Power
Reporting		1,563,677
Person With	10	Shared Dispositive Power
		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,563,677
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

18.9%
14	Type of Reporting Person (See Instructions)

IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Leon Tempelsman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds:

PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States
	7	Sole Voting Power
Number of		3,439,829
Shares Bene-	8	Shared Voting Power
nicially Owned		0
By Each	9	Sole Dispositive Power
Reporting		3,416,782
Person With	10	Shared Dispositive Power
		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,499,829
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

42.4%
14	Type of Reporting Person (See Instructions)

IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Leon Tempelsman & Son (13-3208438)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds:

PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

New York
	7	Sole Voting Power
Number of		1,528,416
Shares Bene-	8	Shared Voting Power
nicially Owned		0
By Each	9	Sole Dispositive Power
Reporting		1,528,416
Person With	10	Shared Dispositive Power
		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,528,416
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

18.5%
14	Type of Reporting Person (See Instructions)

PN

This Amendment No. 11 modifies and supplements the Schedule 13D of the Reporting Persons with respect to the securities of Lazare Kaplan International Inc. (the "Company"). Except to the extent amended and supplemented by the information contained in this Amendment No. 11, such Schedule 13D, as heretofore amended, remains in full force and effect. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

On July 28, 2010, Leon Tempelsman, as the Trustee of three grantor retained annuity trusts established by Maurice Tempelsman, distributed 1,313,717 shares of Common Stock from such trusts to Maurice Tempelsman (in satisfaction of annual annuity payments), who immediately gifted such shares to Leon Tempelsman.  Leon Tempelsman, as the Trustee of two of the three grantor retained annuity trusts for Maurice Tempelsman, then sold 416,692 shares to Leon Tempelsman for an aggregate purchase price equal to $191,678.32 ($0.46 per share), of which $38,335.66 was paid in cash and the balance was paid by the delivery of two (2) promissory notes in favor of such two trusts.

Item 4.  Purpose of Transaction

Maurice Tempelsman and Leon Tempelsman have agreed to acquire and dispose of certain of their shares for the consideration described in Item 3 above as part of Maurice Tempelsman’s estate planning.

Item 5.  Interest in Securities of the Company

    Maurice Tempelsman is the record owner of 5,261 shares of Common Stock. Mr. Tempelsman is deemed to own beneficially the 1,528,416 shares owned of record by Leon Tempelsman & Son, a New York limited partnership, of which Maurice Tempelsman and Leon Tempelsman are the general partners ("LTS"), and 30,000 shares which are the subject of currently exercisable options granted to Maurice Tempelsman pursuant to the Company’s Long Term Incentive Plan or an aggregate of 1,563,677 shares.

 Maurice Tempelsman has sole power to vote all of the foregoing shares (except the 30,000 shares subject to currently exercisable options), or an aggregate of 1,533,677 shares.  Maurice Tempelsman has sole power to dispose of the shares held by him of record, the 30,000 shares issued to him upon the exercise of his currently exercisable options and the 1,528,416 shares held by LTS, or an aggregate of 1,563,677 shares.

Leon Tempelsman is the record owner of 1,828,366 shares of Common Stock. Leon Tempelsman is deemed to own beneficially 2,240 shares held of record by his spouse, 34,641 shares held as custodian for his children, and an aggregate of 46,166 as trustee of trusts for the benefit of his two sisters, as to all of which shares Leon Tempelsman has been granted a proxy.  In addition, Leon Tempelsman is deemed to own beneficially the 1,528,416 shares owned of record by LTS, and 60,000 shares which are the subject of currently exercisable options granted to Leon Tempelsman pursuant to the Company’s Long Term Incentive Plan, or an aggregate of 3,499,829 shares.

Leon Tempelsman has sole power to vote all of the foregoing shares (except the 60,000 shares subject to currently exercisable options), or an aggregate of 3,439,829 shares.  Leon Tempelsman has sole power to dispose of the shares held by him of record, the 60,000 shares issued to him upon the exercise of his currently exercisable options and the 1,528,416 shares held by LTS, or an aggregate of 3,416,782 shares.

LTS, a New York limited partnership of which the Tempelsmans are the general partners, is the record owner of 1,528,416 shares of Common Stock.

The foregoing percentages are based on an aggregate of 8,252,679 shares of Common Stock outstanding as of March 31, 2009, as set forth in the Company’s most recently filed Form 10-Q. Maurice Tempelsman, Leon Tempelsman and LTS each disclaims beneficial ownership of the shares owned directly by the other.

Except as set forth above, the Reporting Persons do not share with others the power to vote or to direct the vote of, or the power to dispose of or to direct the disposition of, any other shares of Common Stock.

Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 11 of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Except as described in Item 5 of this Amendment No. 11, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: August 9, 2010

/s/ MAURICE TEMPELSMAN
MAURICE TEMPELSMAN

/s/ LEON TEMPELSMAN
LEON TEMPELSMAN

LEON TEMPELSMAN & SON

By:	/s/ Maurice Tempelsman
Maurice Tempelsman, General Partner

By:	/s/ Leon Tempelsman
Leon Tempelsman, General Partner